RMS

18005845

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2018 Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street
(No. and Street)

Rochester	New York	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Iacobelli 585-336-1321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

Fox Tower 805 SW Broadway, Ste. 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Leo Iacobelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL Investment Services LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director Wealth & President & COO, ISLLC

Title

Notary Public

JENNIFER A. CLAVIJO
NOTARY PUBLIC, State of New York
Registration No. 01CL6220127
Qualified in Monroe County
Commission Expires April 12, 20 18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and the Oversight Committee of
ESL Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (the "Company") as of December 31, 2017, the related statements income and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MOSSADAMS

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
February 16, 2018
We have served as the Company's auditor since 2017.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Financial Statements and Supplemental Information
As of December 31, 2017
Together with
Report of Independent Registered Public Accounting Firm

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and equivalents	$	8,477,015
Securities owned		22,780,571
Other assets		52,987
Property and equipment, net		157,922
Total assets	$	31,468,495
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	541,869
Total liabilities		541,869
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)		
Total member's equity		30,926,626
Total liabilities and member's equity	$	31,468,495

The accompanying notes are an integral part of these financial statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Commission and fee revenue	$	6,321,705
Investment income		667,616
Other miscellaneous income		46,781
Net realized gain (loss) on securities owned		91,916
Net unrealized gain (loss) on securities owned		3,245,200
Total revenues		10,373,218
EXPENSES:		
Salaries, commissions and benefits		4,106,223
Origination and servicing		392,424
General and administrative		274,132
Professional and outside services		540,920
Occupancy		156,068
Marketing and promotion		123,000
Depreciation		22,575
Total expenses		5,615,342
NET INCOME	$	4,757,876
BEGINNING MEMBER'S EQUITY – January 1, 2017		26,168,750
ENDING MEMBER'S EQUITY – December 31, 2017	$	30,926,626

The accompanying notes are an integral part of these financial statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	4,757,876
Adjustments to reconcile net income to net cash flow from operating activities:		
Net unrealized gain on investments		(3,245,200)
Depreciation		22,575
Net change in assets and liabilities:		
Securities owned		(709,022)
Other assets		7,313
Accrued expenses and other liabilities		44,237
Net cash flow from operating activities		(3,880,097)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(7,663)
Net cash flow from investing activities		(7,663)
NET CHANGE IN CASH AND EQUIVALENTS		870,116
CASH AND EQUIVALENTS - beginning of year		7,606,899
CASH AND EQUIVALENTS - end of year	$	8,477,015

The accompanying notes are an integral part of these financial statements.

1. THE ORGANIZATION

ESL Investment Services, LLC (the Company) is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the Credit Union). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) for the year ended December 31, 2017 under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, or performs no custodial functions related to customer securities. Operating under such claim of exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Equivalents
Cash and equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2017. The Company has not experienced any losses related to cash and equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Securities Owned
The Company has reclassified its investments as of January 1, 2017 from available-for-sale to trading securities. Trading securities are recorded at fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

Investment Risk
The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change, could affect the amounts reported in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement
GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 Inputs – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Commission and Fee Revenue
Commission revenue relates primarily to the sale of mutual funds, annuities, and other security products. These products are offered to customers through LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform.

Income Taxes
The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upcoming Accounting Changes

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No.2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new guidance will be effective for the Company's year ending December 31, 2018. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Company has determined that this new standard will have no impact on the financial statements.

In January 2016, the FASB issued Accounting Standards Update No.2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which makes targeted improvements in the recognition, measurement, presentation, and disclosure of financial instruments. The new guidance will be effective for the Company's year ending December 31, 2018. The Company has not yet determined the potential effects of the new standard on the financial statements, if any.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842), which, among other things, requires the recognition of lease assets and lease liabilities by lessees, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. When effective, the ASU will supersede FASB ASC 840, Leases, and add Topic 842, Leases, to the FASB ASC. The new guidance will be effective for the Company's year ending December 31, 2019. The Company has not yet determined the potential effects of the new standard on the financial statements, if any.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which affects all entities that hold financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU is intended to provide users of financial statements with additional decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. The new guidance will be effective for the Company's year ending December 31, 2020. The Company has determined that this new standard is not applicable and will have no impact on the financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
Advertising costs are expensed as incurred by the Company. The Company's advertising expense totaled $123,000 in 2017 and is included in the marketing and promotion expense in the accompanying statement of income.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Computer equipment	$	147,086
Leasehold improvements		154,614
Construction in progress		11,251
		312,951
Less: Accumulated depreciation		(155,029)
Property and equipment, net	$	157,922

Depreciation expense totaled $22,575 for the year ended December 31, 2017.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2017:

Accrued salaries, commissions and benefits	$ 464,425
Accrued audit expense	19,544
Other	57,900
	$ 541,869

5. COMMITMENTS AND CONTINGENT LIABILITIES

Leases
The Company leases one location from a third party. Additional space for the Company's activities is obtained from the Credit Union (see Note 9). The third-party operating lease contains renewal options and provisions requiring the Company to pay property taxes and operating expenses over base period amounts. All rental payments are dependent only upon the lapse of time. Minimum rental payments under the Company's third-party operating lease are as follows at December 31, 2017:

2018	$	25,750
2019		25,750
2020		25,750
2021		15,021
	$	92,271

Rental expense for the year ended December 31, 2017 for the operating lease totaled $25,750 and is included in occupancy expense.

6. EMPLOYEE BENEFITS

Defined Benefit Retirement Plan
The Credit Union has a noncontributory defined-benefit retirement plan (the Plan) covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2017, the Company recognized pension costs of $41,328.

Defined Contribution Retirement Plan
The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100 percent of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2017, the Company recognized defined contribution plan costs of $120,336.

Post-Retirement Insurance Benefit Plan
The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2017, the company recognized insurance costs of $2,304, in conjunction with this plan.

The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

7. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2017, marketing and promotion costs of $123,000, professional and administrative costs of $ 466,980, and the cost of office and branch space of $119,424 were allocated to the Company. Also included in general and administrative expenses are charges related to customer referrals made by the Credit Union to the Company. Charges for the referral totaled $34,540 for the year ended December 31, 2017.

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability, and workmen's compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2017, the Company was allocated costs of $393,189.

At December 31, 2017, the Company had cash balances with the Credit Union in the amount of $7,999,131.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments Recorded at Fair Value on a Recurring Basis
The Company's securities owned are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual Funds and ETFs:				
Equity:				
Domestic	$ 9,204,398	$ -	$ -	$ 9,204,398
International	5,084,072	-	-	5,084,072
Other	1,254,913	-	-	1,254,913
Fixed Income:				
Domestic	4,284,149	-	-	4,284,149
International	1,182,103	-	-	1,182,103
Other	1,096,022	-	-	1,096,022
Other	674,914	-	-	674,914
	$22,780,571	$ -	$ -	$ 22,780,571

Fair values for securities owned are based on quoted market prices.

9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $412,030 which was $312,030 in excess of its required capital of $100,000. The Company's net capital ratio was 1.32 to 1.

SCHEDULE I

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

Total member's equity from statement of financial condition	$ 30,926,626
Less - non-allowable assets:	
Securities owned	22,780,571
Cash and equivalents	7,523,116
Property and equipment, net	157,922
Other assets	52,987
Total non-allowable assets	30,514,596
Net capital	$ 412,030
Aggregate indebtedness:	
Total liabilities	$ 541,869
Computation of basic net capital requirement	
Minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 36,124
Net Capital in excess of minimum requirement	$ 312,030
Ratio of aggregate indebtedness to net capital	1.32 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2017.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members of the Oversight Committee of
ESL Investment Services, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) ESL Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ESL Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) ESL Investment Services, LLC stated that ESL Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ESL Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ESL Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Portland, Oregon
February 16, 2018

ESL Investment Services℠
225 Chestnut Street • Rochester, New York 14604
585.339.4475 • 800.814.5884

February 16, 2018

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 CFR § 240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption to 17 CFR §240.15c3-3 in accordance with 17 CFR §240.15c3-3(k)(2)(ii); and

2. The Company met the identified exemption provisions in 17 CFR §240.15c3-3(k) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

By: Leo Iacobelli
Its: President and Chief Operating Officer